May 2, 2013
VIA EDGAR
Larry Spirgel, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: China Education International, Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed April 11, 2012
Response dated March 18, 2013

Dear Mr. Spirgel:

We are in receipt of your comment letter dated April 11, 2013 regarding the above referenced filing. As requested in your letter, we have provided a response to the question raised by the staff. For your convenience, the matter is listed below, followed by the Company’s response:

1. We note you have deconsolidated your PRC operations in your Form 10-Q for the quarterly period ended September 30, 2012. It appears, therefore, you are now a shell company. Please confirm and amend your Form 10-Q, and subsequent periodic reports, to describe the current state of operations as a shell company

RESPONSE:
Since the acquisition of China Education International, Inc. by U.S. China Channel, Inc., our company has been engaged in the business of providing educational services.  Our primary objective was to acquire education companies that provided on-site and on-line offerings to students to further their education.  We focused on acquiring companies with a physical presence in China due to the demographics in that country which the Company believed would yield the greatest possible opportunity for commercial success.  As noted on page 6, 16, 17 and various other places in our 10Q filing for the quarter ended September 30, 2012, our management reached a decision in February 2013 to deconsolidate the operations of all schools in China. In November 2012 the Company’s management reached a decision that their disagreements with shareholders and management of Shaoxing High School were such that any future operating cooperation between them was not possible, accordingly the Company reached the decision to deconsolidate the operations of Shaoxing High School from the Company effective July 1, 2012.   The Pingtan Lanhua School and the Hefei Meihua School deconsolidation decision in February 2013 was due to our inability to provide effective operational control over the school and due to lack of working capital to enforce the School Control Agreement.

We specifically stated on page 16 that although a decision was reached to deconsolidate the Schools, management intends to seek out additional education related opportunities domestically and internationally outside of the PRC where we believe we will have more success and we are currently seeking acquisitions and financing opportunities.

On March 14, 2013, we stated in a Form 8K filing that management had decided to discontinue its operations in China and change its main focus form Chinese off-line educational market only to the international and U.S. online and off-line educational market starting the fiscal year of 2013.  While the deconsolidation represented a change in its geographical focus, it did not represent a change in the Company’s main objective of providing educational related services.  On March 28, 2013 we stated in a Form 8-K that we entered into a letter of intent to acquire Edu Cloud, Inc. (“EDUX”), a New York based corporation. EDUX is a multi-functional online education provider and is in active process of building up online education platforms by providing access and technique support to users of the online education platform, including both students subscribers and individuals and schools who offer online education and classes. EDUX’s mission is to be an open education platform that functions as a one-stop education service through the combination of e-commerce, online education and operating management, to provide high quality online courses and learning services to anyone who wants to learn, and to provide online teaching systems for anyone who wants to teach.

In summary, while the deconsolidation of our China based operations represented the termination of substantially all of our revenue producing operations, it did not represent the termination of our efforts to provide educational related services.  Our inability to obtain financing for PRC related educational opportunities forced us to modify our business objectives geographically and we have already isolated the EDUX opportunity to further our education services objective.  We remain an educational services company and therefore it is our belief that the Company was not a shell at the time of our September 30, 2012 10Q filing or currently.

Sincerely,

China Education International, Inc.

By:	/s/ Li (Lisa) Liu
Name: Li (Lisa) Liu
Title: Chief Executive Officer